Exhibit 99.1

Cuprina forms Joint Venture Company with Aiodine Laboratory

to Develop and Market Novel Iodine-based Solution as New Wound Care Therapy

SINGAPORE, November 18, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical company developing and marketing products for the chronic wounds, infertility, and cosmeceuticals sectors, today said it has signed a joint venture (JV) company agreement with Singapore-based Aiodine Laboratory Pte Ltd. (“Aiodine”) to develop, test and market that company’s novel iodine-based disinfectant solution as a treatment for chronic and acute wounds, and in other common antiseptic applications.

Initial applications for this iodine-based solution will focus on an antiseptic wound care formulation, disinfectants, and daily home-use antiseptics, with additional opportunities under evaluation in personal care, oral hygiene and veterinary applications. The companies plan to commence the clinical studies required to achieve regulatory approvals for these applications in 2026.

According to the JV company agreement, Cuprina shall be responsible for implementing global sales strategies, marketing campaigns, and distribution networks for licensed products. Aiodine Laboratory shall be responsible for providing the JV with its proprietary iodine technology and technical expertise.

The iodine-based solution works by penetrating pathogens and attacking their amino acids, nucleotides, and fatty acids, causing damage to their structures and leading to their death or destruction. In a study conducted at First Affiliated Hospital of Hainan Medical University, Haikou, China and published in the March 26, 2025 edition of the peer-reviewed Wounds International, the solution was evaluated for safety and efficacy in treating four patients having chronic wounds. The study found that, after two weeks or less of treatment, although one patient left the study, the three remaining patients experienced significant wound healing, reduced infection, diminished inflammation and improved tissue repair, without experiencing toxicity or pain. The study concluded that the solution was potentially safer and more effective compared to other current wound care solutions.

Cuprina Chief Executive Officer David Quek commented, “Based on the data and conclusions compiled in this study, as well as on the continually growing post-COVID hygiene awareness, we believe our novel iodine-based solution is not only a promising treatment for severe chronic wounds, but also has applications as a mouthwash, a topical antiseptic for adults, children, and pets, and potentially in other areas. These opportunities allow Cuprina to extend its offerings across the continuum of care, enabling solutions that address patient needs from early intervention through long-term recovery.”

Aiodine Laboratory Chief Technology Officer Prof. Patrick Fernandez, PhD, added, “This joint venture with Cuprina, we believe, creates a powerful pathway to potentially bring our established, clinically-proven iodine science to millions of patients worldwide.”

According to data published by Fortune Business Insights, the global wound care market was valued at approximately US$21 billion in 2024 and is projected to reach US$36 billion by 2032. Another study by MarketsandMarkets estimated the antiseptics and disinfectants market would exceed US$48 million by 2027.

The entire Wounds International study may be accessed at:

https://woundsinternational.com/journal-articles/case-series-of-traumatic-injuries-to-evaluate-the-efficacy-and-safety-of-aiodine-in-facilitating-wound-healing/

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https://www.cuprina.com.

About Aiodine Laboratory Pte Ltd.

Aiodine Laboratory is a Singapore-based company specializing in advanced iodine formulations for human health, safety, and hygiene. Its proprietary multi-species iodine technology has demonstrated broad efficacy in oral care, wound healing, and antiseptic applications. Learn more at www.aiodine.sg.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

Office: (646) 893-5835

Email: info@skylineccg.com